SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 13)

Ener1, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29267A203
(CUSIP Number)

Anthony Castano Ener1 Group, Inc. 1540 Broadway, Suite 40D New York, New York 10036 (212) 920-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 29267A203

(1)	Names of reporting person: Boris Zingarevich
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions):
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Russia
Number of Shares Beneficially Owned by each reporting person with:	(7)	Sole Voting Power: -0-
	(8)	Shared Voting Power: 104,376,280(1)(2)
	(9)	Sole Dispositive Power: -0-
	(10)	Shared Dispositive Power: 104,376,280(1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 104,376,280(1)(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13)	Percent of Class Represented by Amount in Row (11): 47.3%(3)
(14)	Type of Reporting Person: IN

CUSIP No.: 29267A203

(1)	Names of reporting person: Ener1 Group, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions):
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Florida
Number of Shares Beneficially Owned by each reporting person with:	(7)	Sole Voting Power: -0-
	(8)	Shared Voting Power: 89,564,508(1)
	(9)	Sole Dispositive Power: -0-
	(10)	Shared Dispositive Power: 89,564,508(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 89,564,508(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13)	Percent of Class Represented by Amount in Row (11): 42.0%(3)
(14)	Type of Reporting Person: CO

CUSIP No.: 29267A203

(1)	Names of reporting person: Bzinfin S.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions):
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: British Virgin Islands
Number of Shares Beneficially Owned by each reporting person with:	(7)	Sole Voting Power: -0-
	(8)	Shared Voting Power: 104,376,280(2)
	(9)	Sole Dispositive Power: -0-
	(10)	Shared Dispositive Power: 104,376,280 (2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 104,376,280(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13)	Percent of Class Represented by Amount in Row (11): 47.3%(3)
(14)	Type of Reporting Person: CO

This Amendment No. 13 to Schedule 13D (this “Amendment No. 13”) is filed by (i) Boris Zingarevich (“BZ”), (ii)  Ener1 Group, Inc. (“Ener1 Group”) and (iii) Bzinfin S.A. (“Bzinfin” and together with BZ and Ener1 Group, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Ener1, Inc., a Florida corporation (the “Company”).  This Amendment No. 13 amends and supplements Amendment No. 1 to Schedule 13D dated January 3, 2002 filed by the Reporting Persons (which amended and superseded in its entirety the Schedule 13D dated January 3, 2002 filed by the Reporting Persons), as amended by Amendment No. 2 to Schedule 13D dated March 15, 2002 filed by the Reporting Persons, as amended by Amendment No. 3 to Schedule 13D dated September 6, 2002 filed by the Reporting Persons, as amended by Amendment No. 4 to Schedule 13D dated August 3, 2010 filed by the Reporting Persons, as amended by Amendment No. 5 to Schedule 13D dated October 1, 2010 filed by the Reporting Persons, as amended by Amendment No. 6 to Schedule 13D dated February 8, 2011 filed by the Reporting Persons, as amended by Amendment No. 7 to Schedule 13D dated June 29, 2011 filed by the Reporting Persons, as amended by Amendment No. 8 to Schedule 13D dated September 12, 2011 filed by the Reporting Persons, as amended by Amendment No. 9 to Schedule 13D dated November 16, 2011 filed by the Reporting Persons, as amended by Amendment No. 10 to Schedule 13D dated December 23, 2011 filed by the Reporting Persons, as amended by Amendment No. 11 to Schedule 13D dated January 9, 2012 filed by the Reporting Persons and as amended by Amendment No. 12 to Schedule 13D dated January 20, 2012 filed by the Reporting Persons (as amended, the “Statement”).  From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 13.  All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 18, 2010, a copy of which has been filed as Exhibit 99.1 to the Statement, and which is incorporated herein by reference.

Items 4, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 of the Statement is hereby amended to add the following information:

On January 26, 2012, the Company filed a voluntary petition in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 (“Chapter 11”) of Title 11 of the United States Bankruptcy Code ( “Bankruptcy Code”).  The Chapter 11 case is being administered under the caption “In re Ener1, Inc.,” Case No. 12-10299 (the “Chapter 11 Case”).  The Company remains in possession of its assets and continues to operate its business as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.

On January 26, 2012, the Company entered into a Restructuring, Lockup and Plan Support Agreement (the “Plan Support Agreement”) with the holders of all of the Company’s outstanding 8.25% senior unsecured notes (the “Noteholders”), Itochu Corporation (“Itochu”), and Bzinfin (collectively with the Noteholders and Itochu, the “Participating Lenders”), which together constitute all of the holders of the Company’s outstanding long-term debt.   Pursuant to the Plan Support Agreement, the Participating Lenders agreed to take all necessary steps to support the financial restructuring of the Company, including the filing by the Company of the Chapter 11 Case and its prepackaged plan of reorganization (the “Plan”), subject to the terms and conditions set forth in the Plan Support Agreement.  Under the Plan Support Agreement, the Participating Lenders committed to support confirmation of the Plan, the terms of which provide that upon confirmation, Bzinfin and several of the other Participating Lenders will provide equity financing to the Company in an amount up to $81 million of which (a) Bzinfin would be responsible for $50 million (less the outstanding balance under a secured debtor-in-possession loan agreement on the effective date of the Plan) and (b) Bzinfin and the Noteholders would be responsible for funding their pro rata shares of an aggregate amount of up to $31 million.  This equity financing will be provided upon the effective date of the Plan, if confirmed, and over a period of time, and subject to the satisfaction of certain conditions and milestones to be set forth in a definitive agreement that will be entered into upon confirmation. In addition, subject to Bankruptcy Court approval, Bzinfin has agreed to provide post-petition debtor-in-possession financing during the Chapter 11 Case pursuant to a secured debtor-in-possession loan agreement, the proceeds of which will be used by the Company to repay the $6.5 million secured term loan outstanding under the Loan Agreement that matures on January 27, 2012 and for general working capital and operational expenses of the Company and its subsidiaries.

Under the Plan, all of the Company’s existing common stock will be cancelled upon the Company’s emergence from Chapter 11, without receiving any distribution.

The foregoing description of the Plan Support Agreement does not  purport to be complete and is qualified in its entirety by the full text of the Plan Support Agreement, a copy of which is listed and incorporated by reference as Exhibit 99.68 hereto, and is incorporated herein by reference.

Reference is made to the Company’s Current Report on Form 8-K dated January 26, 2012, as filed with the Securities and Exchange Commission on January 26, 2012, for more information regarding the Chapter 11 Case and related matters.

Court documents filed in the Chapter 11 Case (other than documents filed under seal or otherwise subject to confidentiality protections) will be accessible at the Bankruptcy Court’s Internet site, www.nysb.uscourts.gov, through an account obtained from Pacer Service Center at 1-800-676-6856 or online at http://pacer.psc.uscourts.gov.  The information set forth on the foregoing websites shall not be deemed to be a part of or incorporated  by reference into this Statement.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Statement is hereby amended to add the following information:

On January 26, 2012, the Company and the Participating Lenders entered into the Plan Support Agreement described above in Item 4 hereof.

 ITEM 7.MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Statement is hereby amended to add the following information:

Exhibit 99.68
Restructuring, Lockup and Plan Support Agreement, dated January 26, 2012, by and among Ener1, Inc., Liberty Harbor Special Investments, LLC, Goldman Sachs Palmetto State Credit Fund, L.P., Whitebox Credit Arbitrage Partners, L.P., Pandora Select Partners, L.P., Whitebox Concentrated Convertible Arbitrage Partners, L.P., Whitebox Multi Strategy Partners, L.P., Whitebox Special Opportunities Fund LP, Series B, Bzinfin S.A. and Itochu Corporation (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated January 26, 2012 and filed with the Securities and Exchange Commission on January 26, 2012)

__________________________

Footnotes:

(1)
Ener1 Group’s ownership consists of: (i) 70,654,430 shares of Common Stock and (ii) 18,910,078 shares of Common stock underlying presently exercisable derivative securities issued by the Company to Ener1 Group.

(2)
Bzinfin’s ownership consists of: (i) 10,053,209 shares of Common Stock and (ii) 4,758,563 shares of Common Stock underlying presently exercisable derivative securities issued by the Company to Bzinfin.  In addition to such foregoing shares of Common Stock, Bzinfin may be deemed to beneficially own the 89,564,508 shares of Common Stock owned by Ener1 Group as reported in above Footnote 1 by reason of owning and controlling Ener1 Group.   As reported in the Statement, Bzinfin has the right to purchase from Ener1 Group up to 72,204,919 of such  89,564,508 shares of Common Stock, as the 72,204,919  shares underlie presently exercisable derivative securities issued by Ener1 Group to Bzinfin. However, in order to avoid duplicity, these 72,204,919 shares of Common Stock are not included within Bzinfin’s ownership stated in the first sentence of this Footnote 2.

(3)
Based on 196,921,499 outstanding shares of Common Stock as of September 30, 2011.  The beneficial ownership percentages were calculated on an “as-exercised” and “as-converted” basis for derivative securities that are presently exercisable or exercisable within 60 days of the date hereof in accordance with Rule 13d-3(d)(1) of the Exchange Act.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

BORIS ZINGAREVICH

/s/ Boris Zingarevich	January 27, 2012
Date

ENER1 GROUP, INC.

/s/ Anthony Castano	January 27, 2012
Anthony Castano	Date
Chief Financial Officer

BZINFIN S.A.

/s/ Patrick T. Bittel	January 27, 2012
Patrick T. Bittel, Attorney-in-Fact	Date